SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                              JANUARY 17, 2002


                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)


        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F ____X____                Form 40-F ________


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

              Yes _________                   No _____X____


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________


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                               EXHIBIT INDEX
                               -------------

         This filing contains the following exhibits.


         EXHIBIT            DESCRIPTION
         -------            -----------
         99.1               Press Release dated January 17, 2002 concerning
                            the registrant's share for share offer for Drug
                            Royalty Corporation.


         99.2 Press release dated January 8, 2002 concerning drug partnership with Human Genome Sciences.


         99.3 Press release dated January 8, 2002 concerning progress in alliance with Immunex Corporation.


         99.4 Press Release dated December 24, 2001 concerning the Griffiths patent ruling.







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                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 January 2002               Cambridge Antibody Technology Group PLC

                                    By       /s/ Rowena Gardner

                                    Name:    Rowena Gardner

                                    Title:    Head of Corporate Communications